Exhibit 99.1

Kamada Provides 2026 Annual Guidance of $200 - $205 Million in Revenues and $50 - $53 Million of
Adjusted EBITDA, Representing Double-Digit Growth and Affirms 2025 Financial Guidance

●	2026 Guidance Represents Year-Over-Year Increase of 13% in Revenues and 23% in Adjusted EBITDA Based on Mid-Point of 2025 Annual Guidance

●	2026 Annual Guidance is Based Solely on Continued Organic Growth

●	Company Continues to Focus on Securing New Business Development and M&A Transactions to Accelerate Long-Term Profitable Growth

●	Kamada Affirms 2025 Guidance of $178 Million - $182 Million in Revenues and $40 Million - $44 Million of Adjusted EBITDA

●	2025 Year-End Cash of Approximately $75 Million

REHOVOT, Israel, and HOBOKEN, NJ – January 7, 2026 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced that, based on its positive outlook for 2026, it is forecasting continued double-digit profitable growth with 2026 annual guidance of $200 million - $205 million in revenues and $50 million - $53 million of adjusted EBITDA. Importantly, the projected 2026 growth is based solely on continued organic growth of the Company’s diverse commercial products portfolio in multiple markets in both its Proprietary segment which covers the specialty plasma therapies and the Distribution segment which covers commercialization of in-licensing third parties biopharmaceutical products. The 2026 midpoint guidance range represents a year-over-year increase of 13% in revenues and 23% in adjusted EBITDA, based on the mid-points of Kamada’s 2025 guidance. The Company further announced that it expects to achieve its 2025 financial guidance of $178 million - $182 million in revenues and $40 million - $44 million of adjusted EBITDA, with 2025 year-end cash of approximately $75 million. Kamada intends to publish its 2025 financial results during the first half of March 2026.

“We enter 2026 from a position of significant commercial and financial strength and are excited about the progress we have made over the past year,” said Amir London, Kamada’s Chief Executive Officer. “We look forward to achieving our value generating objectives for 2026, driven by continued organic growth of our diverse commercial product portfolio marketed in over 30 countries. We are also pleased with our ability to consistently convert adjusted EBITDA into operational cash.”

“Our projected growth in 2026 is expected to be driven by continued expansion of our entire commercial product portfolio, including growth in our U.S. sales, and continued increase in sales of KAMRAB®, GLASSIA®, HEPAGAM® and VARIZIG® in ex-U.S. markets. We also anticipate continued growth of our Distribution segment through the launch of additional biosimilar products in the Israeli market, as well as the expansion of the Distribution business to the MENA region, and initial sales of normal source plasma collected in our multiple centers in Texas. The overall profitable growth is achievable even after accounting for a reduction of the GLASSIA royalty payments rate received from TAKEDA, which became effective in August 2025 and will have its first full-year impact in 2026, further solidifying the strength of our diverse commercial infrastructure,” continued Mr. London.

“We also continue to focus on identifying and securing compelling new business development and M&A transactions. We expect that these initiatives will enrich our current portfolio of marketed products and generate synergies with our existing commercial operations. In addition, we expect to continue increasing the plasma collection in our three plasma centers aiming to strengthen our vertical integration, reduce specialty plasma costs and support continued growth through sales of normal source plasma,” concluded Mr. London.

Non-IFRS financial measures

We present EBITDA and Adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and Adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA is defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense. Adjusted EBITDA is EBITDA plus non-cash share-based compensation expenses and certain other costs.

For the projected 2026 and 2025 adjusted EBITDA information presented herein, the Company is unable to provide a reconciliation of this forward measure to the most comparable IFRS financial measure because the information for these measures is dependent on future events, many of which are outside of the Company’s control. Additionally, estimating such forward-looking measures and providing a meaningful reconciliation consistent with the Company’s accounting policies for future periods is meaningfully difficult and requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort. Forward-looking non-IFRS measures are estimated in a manner consistent with the relevant definitions and assumptions noted in the Company’s adjusted EBITDA for historical periods.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its specialty plasma therapies products portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, including six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B®, as well as KAMRAB®, and two types of equine-based anti-snake venom products. Second, distribution of third parties’ pharmaceutical products in Israel & MENA through in-licensing partnerships, mainly through the launch of several biosimilar products in Israel. Third, the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three operating plasma collection centers in the United States, in Beaumont Texas, Houston Texas, and San Antonio, Texas. Forth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including (among others) statements regarding: 1) positive outlook for 2026, including double-digit profitable growth, annual guidance of $200-$205 million in revenues and $50-$53 million of adjusted EBITDA based solely on continued organic growth; 2) achieving 2025 full-year revenue guidance of $178-$182 million and adjusted EBITDA of $40-$44 million; 3) 2025 year-end cash of approximately $75 million; 4) 2026 growth driven by expansion of the entire commercial product portfolio; 5) launch of additional biosimilar products in the Israeli market; 6) expansion of the Distribution business to the MENA region; 7) intentions to focus on identifying and securing compelling new business development and M&A transactions, and expecting that these initiatives will enrich the Company’s current portfolio of marketed products and generate synergies with its existing commercial operations accelerating long-term profitable growth, and 8) expectation to continue increasing the plasma collection aiming to strengthen the Company’s vertical integration, reduce specialty plasma costs and support continued growth through sales of normal source plasma, including initial sales in 2026 of normal source plasma. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, effect of potential imposed tariff on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such potential tariff, the effect on establishment and timing of business initiatives, the ability to acquire strategic business opportunities and successfully integrating them into existing businesses, operational capabilities of Kamada’s plasma centers,  regulatory approvals and regulatory delays and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

3